

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Michael McDonnell
Executive Vice President and Chief Financial Officer
BIOGEN INC.
225 Binney Street
Cambridge, MA 02142

      Re: BIOGEN INC.
          Form 10-K for Fiscal Year Ended December 31, 2020
          Filed February 3, 2021
          File No. 000-19311

Dear Mr. McDonnell:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences